FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the announcement of a supply agreement between Solar-Fabrik AG and JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on July 8, 2010.

JA Solar Announces 70MW Supply Agreement With Solar-Fabrik AG

SHANGHAI, July 8 /PRNewswire / -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, today announced it has entered into supply agreements with Solar-Fabrik AG. Under the terms of the agreements, JA Solar is expected to supply Solar-Fabrik with approximately 70MW of photovoltaic products. Shipment has already started and will continue through the end of 2010.

The supply agreements further strengthen the strong partnership between the two companies that began in 2008.  Both JA Solar and Solar-Fabrik are committed to work together for future growth.

“We are glad to extend our relationship with Solar-Fabrik, one of Europe's leading solar energy companies and a pioneer in the international photovoltaic industry,” said Dr. Peng Fang, CEO of JA Solar. “Solar-Fabrik has a strong presence and great brand recognition in key solar markets such as Germany, Italy and France.  Our alliance will further expand our geographic reach and enhance our positioning within the global solar market,” he said.

“We are pleased to expand our strategic partnership with JA Solar for supply of high-quality materials,” commented Guenter Weinberger, CEO of Solar-Fabrik AG. “JA Solar's products are top quality and fulfill our stringent requirements.  We appreciate our partnership with JA Solar, which helps both parties to grow their market share,” he said.

About JA Solar Holdings Co., Ltd.
JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit  http://www.jasolar.com.

About Solar-Fabrik AG
Founded in 1996 and based in Freiburg im Breisgau, Germany, Solar-Fabrik AG is among Europe's leading solar power companies. The company manufactures its products in Freiburg and is certified according to DIN ISO 9001 and 14001. Well defined quality management is a prerequisite for excellent system yields. This includes the selection of high-quality materials, state-of-the-art manufacturing technology, meticulous processing as well as permanent and continuous development and system optimization. Experienced installation partners provide expert customer support, planning, and system installation.

At present, Solar-Fabrik has a production capacity of 130 megawatts (MW) and employs 350 workers at its site in Freiburg, Germany.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:	/s/ Peng Fang

Name:	Peng Fang

Title:	Chief Executive Officer

Date: July 15, 2010